Exhibit 99.1

Ferrari, Beijing Automotive and BAIC Eternaland
sign a Memorandum of Understanding
for a Ferrari theme park in Mainland China

Maranello (Italy)/Beijing (China), 17 March 2016 - Ferrari S.p.A., a wholly-owned Italian subsidiary of Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari”), Beijing Automotive Group Co., Ltd. (“Beijing Automotive”) and BAIC Eternaland Property Co., Ltd. (“BAIC Eternaland”) have signed today a non-binding memorandum of understanding (“MoU”) for the licensing of the design, construction and operation of a new Ferrari theme park to be located in one of the primary cities in Mainland China.

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977